UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 20, 2024

Hepion Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-36856	46-2783806
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Identification No.)

399 Thornall Street, First Floor

Edison, NJ 08837

(Address of principal executive offices)

(732) 902-4000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
Common Stock, par value $0.0001 per share	HEPA	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On November 20, 2024, Hepion Pharmaceuticals, Inc., a Delaware corporation (the “Company”), received written notice (the “Notice”) from the Nasdaq Stock Market, LLC (“Nasdaq”) indicating that since the Company’s Form 10-Q for the period ended September 30, 2024 reported a stockholders’ deficit of ($406,685) and the Company does not meet the alternatives of minimum of $35 million market value of listed securities or net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years (the “Listing Rule”), the Company no longer complies with the Listing Rule. The Notice has no effect at this time on the Common Stock, which continues to trade on the Nasdaq Capital Market under the symbol “HEPA.”

Under the Listing Rule, the Company has 45 days to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from the date of the Notice to evidence compliance.

In the event Nasdaq does not accept the Company’s plan, the Company will have the opportunity to appeal to a hearings panel.

There can be no assurance that the Company will be successful in maintaining its listing of its common stock on the Nasdaq Capital Market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 21, 2024		Hepion Pharmaceuticals, Inc.

	By:	/s/ John Brancaccio
John Brancaccio
Interim Chief Executive Officer and Interim Chief Financial Officer

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